UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDEAVOUR SILVER CORP.

 (Exact Name of Registrant as Specified in its Charter)

British Columbia	Not Applicable
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

#301-700 West Pender Street
Vancouver, British Columbia, Canada	V6C 1G8
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, no par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:   __________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
       None
      (Title of Class)

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Endeavour Silver Corp. (the "Registrant") in connection with the registration of the Registrant's shares of common stock (the "Common Shares"), under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the listing of the Common Shares on the New York Stock Exchange.  The Registrant’s Common Shares were previously registered under Section 12(b) of the Exchange Act for listing on the NYSE Amex pursuant to Registrant’s Form 8-A, filed with the Securities and Exchange Commission on November 14, 2006 (No. 001-33153).

Item 1.     Description of Registrant’s Securities to be Registered.

Common Shares

The Registrant is authorized to issue an unlimited number of common shares without par value. As at the date of this Registration Statement, there are 81,522,270 common shares issued and outstanding.

Each common share ranks equally with all other common shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Registrant and payment of dividends. The holders of common shares are entitled to one vote for each common share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Registrant. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.  At meetings of shareholders, two persons who are, or who represent by proxy, shareholders holding an aggregate of at least 5% of the issued shares entitled to be voted at the meeting shall constitute a quorum for purposes of a meeting of the holders of the Registrant’s common shares.

There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The common shares presently issued are not subject to any calls or assessments.

Limitations on Ownership of Securities

There are no limitations on the right to own common shares imposed by foreign law or by the articles of the Registrant.

Change in Control of the Registrant

No provision of the Registrant’s articles would have the effect of delaying, deferring, or preventing a change in control of the Registrant, and operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant. Canadian securities laws could operate to delay, defer or prevent a merger depending on how it is structured.

Ownership Threshold

There are no provisions in the Registrant’s articles governing the ownership threshold above which shareholder ownership must be disclosed; however, under the Business Corporations Act (British Columbia) all executive officers and directors of the Registrant are required to publicly disclose their holdings.

Conditions Governing Changes in Capital

There are no conditions imposed by the Registrant’s articles regarding changes in our capital that are more stringent than is required by law.

Exchange Controls

The Registrant is aware of no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the import or export of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of common shares. Any such remittances to United States residents, however, may be subject to Canadian withholding tax at a rate of 25% which may be reduced for qualifying persons resident in the United States pursuant to the Canada - U.S. Income Tax Convention (1980), as amended.

Except as provided in the Investment Canada Act (“ICA”), there are no limitations under the laws of Canada, the Province of British Columbia or in the Registrant’s charter or any other of the Registrant’s constituent documents on the right of foreigners to hold or vote the common shares. Under the ICA, the acquisition of control of a Canadian business where the applicable financial thresholds are met may be subject to review and approval by the Minister of Industry (the “Minister”). Where an investment is reviewable, closing is prohibited until the Minister has made a determination that the investment is of net benefit to Canada. The investor may be required to make certain undertakings to the Minister in order to secure the Minister's approval in areas such as levels of employment, capital expenditures, maintenance of head office in Canada, etc. Special provisions apply for investments that raise national security concerns. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

The provisions of the ICA are complex. Any non-Canadian citizen contemplating an investment to acquire control of the Registrant should consult professional advisors as to whether and how the ICA might apply.

Certain Canadian Federal Income Tax Considerations

 The following is a summary of the principal Canadian federal income tax considerations of the purchase, ownership and disposition of the Registrant’s common shares generally applicable to purchasers of common shares who, at all relevant times, are residents of the U.S. for the purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), are not and have not been resident in Canada or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), as amended to the date hereof (the “Canadian Tax Act”) or any applicable income tax convention to which Canada is a signatory, hold their common shares as capital property, deal at arm’s length with and are not affiliated with the Registrant for the purposes of the Canadian Tax Act, do not have a permanent establishment or fixed base in Canada, and do not use or hold and are not deemed to use or hold such common shares in the course of carrying on or being deemed to be carrying on business in Canada (for purposes of this discussion, “U.S. Resident Holders”). Whether a U.S. Resident Holder holds common shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those common shares. Common shares will generally be considered to be capital property to a U.S. Resident Holder unless the common shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such common shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency as of the date hereof. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada which may differ significantly from those discussed herein. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends

Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the common shares will generally be subject to Canadian withholding tax equal to 25% of the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply to dividends paid on the common shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15%, unless the beneficial owner is a company which owns at least 10% of the voting shares of the Regsitrant at that time, in which case the rate of Canadian withholding tax is reduced to 5%. However, not all U.S. Resident Holders will qualify for the benefits of the Convention. U.S. Resident Holders who are natural persons will qualify for the benefits of the Convention. U.S. Resident Holders who are not natural persons may not qualify for the benefits of the Convention and are advised to consult with their own tax advisors in this regard.

Dispositions

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of common shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. In addition, a U.S. Resident Holder that qualifies for the benefits of the Convention will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of common shares, provided the value of the common shares is, in general terms, not derived principally from real property situated in Canada, as defined in the Convention. Common shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such common shares are listed on a designated stock exchange at the time of the disposition unless (i) at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any class of the capital stock of the Registrant; or (ii) the common shares were acquired in certain types of tax-deferred exchanges under the Canadian Tax Act in consideration for property that was itself taxable Canadian property. U.S. Resident Holders to whom common shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the common shares.

Item 2.       Exhibits.

Not Applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:  /s/ Dan Dickson_________________________
Name:  Dan Dickson
Title:  Chief Financial Officer

Dated:  March 8, 2011